February 6, 2026

Jin Jo
Chief Financial Officer
Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, Colorado 80241

        Re: Ascent Solar Technologies, Inc.
            Registration Statement on Form S-3
            Filed January 30, 2026
            File No. 333-293097
Dear Jin Jo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    James H. Carroll